UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Model N, Inc.
(Name of Issuer)

Common Stock, $0.00015 par value
(Title of Class of Securities)

607525102
(CUSIP Number)

Joshua M. Schwartz
Flatbush Watermill, LLC
1325 Avenue of the Americas – 27th Floor
New York, NY 10019
(212) 763-8483

With a copy to:

Matthew J. Day, Esq.
The Law Office of Matthew J. Day PLLC
120 W. 45th Street, Suite 3600
New York, NY 10036
(212) 673-0484
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 607525102	Page 2 of 9
1. Name of Reporting Person.
Joshua Schwartz

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power. 17,874

8. Shared Voting Power. -0-

9. Sole Dispositive Power. 17,874

10. Shared Dispositive Power. -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 17,874

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
Less than 1%
14. Type of Reporting Person.
IN

Schedule 13D
CUSIP No. 607525102	Page 3 of 9
1. Name of Reporting Person.
Flatbush Watermill, LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power. -0-

8. Shared Voting Power. -0-

9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person. -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person.
OO

Schedule 13D
CUSIP No. 607525102	Page 4 of 9
1. Name of Reporting Person.
Flatbush Watermill Management, LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power. -0-

8. Shared Voting Power. -0-

9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person. -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0%
14. Type of Reporting Person.
IA

Schedule 13D
CUSIP No. 607525102	Page 5 of 9
1. Name of Reporting Person.
FW2, LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power. -0-

8. Shared Voting Power. -0-

9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person. -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11).
0%
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 607525102	Page 6 of 9
1. Name of Reporting Person.
FW3, LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power. -0-

8. Shared Voting Power. -0-

9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person. -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11).
0%
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 607525102	Page 7 of 9

This Statement of Beneficial Ownership on Schedule 13D/A Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement of Beneficial Ownership on Schedule 13D filed on September 25, 2013 with the Commission (the "Initial Statement"), as amended by Amendment No. 1 thereto filed on February 14, 2014 with the Commission (the Initial Statement, as amended thereby, the “Amended Statement”) relating to shares of the Common Stock, $0.00015 par value per share (the "Common Stock"), of Model N, Inc., a corporation formed under the laws of the State of Delaware (“Issuer”), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 17,874 shares of Common Stock beneficially held by Mr. Schwartz was $175,000 (including brokerage fees and expenses).  All shares of Common Stock beneficially held by Mr. Schwartz were received as distributions from Flatbush Watermill.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) and (e) Item 5 of the Amended Statement are hereby amended and restated to read as follows:

(a)-(b) As of December 17, 2014, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Mr. Schwartz (1)	17,874	17,874	0	**
Flatbush Watermill (1)	0	0	0	0%
Flatbush Watermill Management (1)	0	0	0	0%
FW2 (1)	0	0	0	0%
FW3 (1)	0	0	0	0%

*Based on 25,111,617 shares of Common Stock outstanding as of September 30, 2014, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 19, 2014.
**  Less than one percent.

 (1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.

Schedule 13D
CUSIP No. 607525102	Page 8 of 9

(c) On December 12, 2014, FW3, LP distributed all of its shares of Common Stock to its partners, including 12,407 shares of Common Stock which were distributed to Flatbush Watermill and subsequently distributed to Mr. Schwartz.  On December 15, 2014, FW2, LP distributed all of its shares of Common Stock to its partners, including 5,467 shares of Common Stock which were distributed to Flatbush Watermill and subsequently distributed to Mr. Schwartz.

(e) On December 12, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Schedule 13D
CUSIP No. 607525102	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 17, 2014

/s/ Joshua Schwartz
Joshua Schwartz

Flatbush Watermill, LLC		Flatbush Watermill Management, LLC

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz
	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member

FW2, L.P.		FW3, L.P.

By:	Flatbush Watermill, LLC	By:	Flatbush Watermill, LLC
	Its General Partner		Its General Partner

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz
	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member